OMB APPROVAL
OMB NUMBER: 3235-0145
Expires: December 31, 2005
Estimated average burden
hours per form	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*
(Final Amendment)

Alamosa Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

011589 10 8
(CUSIP Number)

C. Jedson Nau
100 Crescent Court,
Suite 1700
Dallas, Texas 75201
(214) 756-6100
(214) 756-6212 (fax)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. — 011589 10 8	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Caroline Hunt Trust Estate

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   ☑
     (b)   ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

7.	SOLE VOTING POWER	4,525,506
NUMBER OF

SHARES	8.	SHARED VOTING POWER	603,974

BENEFICIALLY

OWNED BY EACH	9.	SOLE DISPOSITIVE POWER	4,525,506

REPORTING

PERSON	10.	SHARED DISPOSITIVE POWER	603,974

WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,129,480

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. — 011589 10 8	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) The Rosewood Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   ☑
     (b)   ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

7.	SOLE VOTING POWER	0
NUMBER OF

SHARES	8.	SHARED VOTING POWER	603,974

BENEFICIALLY

OWNED BY EACH	9.	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON	10.	SHARED DISPOSITIVE POWER	603,974

WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,974

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%

14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. — 011589 10 8	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Rosewood Financial, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   ☑
     (b)   ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

7.	SOLE VOTING POWER	0
NUMBER OF

SHARES	8.	SHARED VOTING POWER	603,974

BENEFICIALLY

OWNED BY EACH	9.	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON	10.	SHARED DISPOSITIVE POWER	603,974

WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,974

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%

14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. — 011589 10 8	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Rosewood Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   ☑
     (b)   ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

7.	SOLE VOTING POWER	0
NUMBER OF

SHARES	8.	SHARED VOTING POWER	279,886

BENEFICIALLY

OWNED BY EACH	9.	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON	10.	SHARED DISPOSITIVE POWER	279,886

WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,886

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. — 011589 10 8	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Fortress Venture Capital II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   ☑
     (b)   ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

7.	SOLE VOTING POWER	0000
NUMBER OF

SHARES	8.	SHARED VOTING POWER	279,886

BENEFICIALLY

OWNED BY EACH	9.	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON	10.	SHARED DISPOSITIVE POWER	279,886

WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,886

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14.	TYPE OF REPORTING PERSON PN

CUSIP No.-011589 10 8	Page 7 of 13 Pages

     This Amendment No. 6 to Schedule 13D (the “Schedule 13D”) filed by (i) Caroline Hunt Trust Estate (“CHTE”), (ii) The Rosewood Corporation (“Rosewood”), (iii) Rosewood Financial, Inc. (“Financial”), (iv) Fortress Venture Capital II, L.P. (“Fortress”), and (v) Rosewood Management Corporation (“Management” and together with CHTE, Rosewood, Financial, and Fortress, the “Reporting Persons”) relates to the common stock, par value $0.01 (the “Shares”) of Alamosa Holdings, Inc., a Delaware corporation (“Alamosa”), and is being filed to amend and supplement Items 3, 4, 5 and 6.

     Unless otherwise indicated, each capitalized term used, but not otherwise defined, herein, shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits and Attachments is hereby expressly incorporated by reference and the responses to each item of this Amendment No. 6 are qualified in their entirety by the provisions of such Exhibits and Attachments.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and supplemented as follows:

     Since the filing of the last amendment to this Schedule 13D, CHTE has sold 1,457,000 Shares pursuant to the CHTE Trading Plan dated December 10, 2003, as amended in March 2004. CHTE has made sales as set forth in Item 5 below within the 60 days preceding the filing of this Amendment No. 6 as part of the sales. Since the filing of the last amendment to this Schedule 13D, Fortress has sold 104,000 Shares pursuant to the Fortress Trading Plan dated December 12, 2003, as amended in March 2004. Fortress has made sales as set forth in Item 5 below within the 60 days preceding the filing of this Amendment No. 5 as part of the sales.

Item 4. Purpose of the Transaction

     Item 4 is hereby amended and supplemented as follows:

     As previously disclosed, CHTE and Fortress have authorized and made sales pursuant to Rule 10B5-1 Sales Plans, and all sales reported in this filing have been made pursuant to such plans.

     On December 10, 2003, CHTE entered into a Rule 10b5-1 Sales Plan for Alamosa Holdings, Inc. (the “2003 CHTE Trading Plan”) with Citigroup Global Markets, Inc. (“Citigroup”) and amended such plan in March 2004. The 2003 CHTE Trading Plan is intended to comply with the requirements of Rule 10b5-1(c) and permits sales to be made through Citigroup beginning January 1, 2004 in accordance with the terms of Rule 145 under the Securities Act of 1933 and the terms of the 2003 CHTE Trading Plan. The 2003 CHTE Trading Plan provides for sales of a portion of the Shares held by CHTE at specified prices. CHTE has adopted the 2003 CHTE Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), CHTE may modify the 2003 CHTE Trading Plan from time to time or terminate the 2003 CHTE Trading Plan in accordance with its terms.

     On December 12, 2003, Fortress entered into a Rule 10b5-1 Sales Plan for Alamosa Holdings, Inc. (the “2003 Fortress Trading Plan”) with Citigroup and amended such plan in

CUSIP No.-011589 10 8	Page 8 of 13 Pages

March 2004. The 2003 Fortress Trading Plan is intended to comply with the requirements of Rule 10b5-1(c) and permits sales to be made through Citigroup beginning January 1, 2004 in accordance with the terms of Rule 145 under the Securities Act of 1933 and the terms of the 2003 Fortress Trading Plan. The 2003 Fortress Trading Plan provides for sales of a portion of the Shares held by Fortress at specified prices. Fortress has adopted the 2003 Fortress Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), Fortress may modify the 2003 Fortress Trading Plan from time to time or terminate the 2003 Fortress Trading Plan in accordance with its terms.

     As the Reporting Persons now have direct or indirect ownership of less than five percent (5%) of the Shares, this Amendment No. 6 to Schedule 13D will be the last amendment to such Schedule filed by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and supplemented as follows:

     The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this statement and Attachment A relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons indicating group status beneficially own 5,305,366 shares or 4.6% of the outstanding Shares of Alamosa in the aggregate. The Reporting Persons indicating group status or shared voting power herein have done so by reason of their parent/subsidiary relationships only, and have no agreement, arrangement or understanding with regard to the Shares. CHTE, Rosewood and Financial disclaim beneficial ownership of any shares held by Management or Fortress, and Management and Fortress disclaim beneficial ownership of any Shares held by CHTE, Rosewood or Financial.

     Except as set forth below and in Attachment A hereto, no Reporting Person nor, to their knowledge, any person identified on Attachment A, has effected any transactions in Shares during the preceding 60 days.

     The sales set forth below were made by CHTE in open market transactions pursuant to the 2003 CHTE Trading Plan.

CUSIP No.-011589 10 8	Page 9 of 13 Pages

Date	Shares Sold	Share Price
11/4/04 11/8/04 11/22/04 11/22/04 12/2/04 12/10/04 12/13/04 12/27/04 12/28/04 12/29/04 12/30/04 12/31/04	58,000 67,000 76,000 44,000 5,000 39,000 101,000 216,500 484,778 104,222 94,000 500	$10.4500 $10.9500 $11.4595 $11.9500 $12.0000 $12.0000 $12.4500 $11.7738 $11.9777 $12.2509 $12.2845 $12.7500

     The sales set forth below were made by Fortress in open market transactions pursuant to the 2003 Fortress Trading Plan.

Date	Shares Sold	Share Price
11/4/04	7,500	$10.4800
11/8/04	7,500	$10.9800
12/27/04	18,130	$11.7738
12/28/04	40,222	$11.9777
12/29/04	8,648	$12.2509

     As the Reporting Persons now have direct or indirect ownership of less than five percent (5%) of the Shares, this Amendment No. 6 to Schedule 13D will be the last amendment to such Schedule filed by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and supplemented as follows:

     Other than as disclosed above or pursuant to Attachment A hereto, no Reporting Person nor, to their knowledge, any of the persons listed on Attachment A, is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

CUSIP No.-011589 10 8	Page 10 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2005

CAROLINE HUNT TRUST ESTATE
By:	/s/ Don W. Crisp
Don W. Crisp, Trustee

THE ROSEWOOD CORPORATION
By:	/s/ C. Jedson Nau
C. Jedson Nau, Senior Vice President

ROSEWOOD FINANCIAL, INC.
By:	/s/ C. Jedson Nau
C. Jedson Nau, Senior Vice President

FORTRESS VENTURE CAPITAL II, L.P.
By:	ROSEWOOD MANAGEMENT
CORPORATION, its General Partner

By:	/s/ C. Jedson Nau
C. Jedson Nau, Senior Vice President

ROSEWOOD MANAGEMENT CORPORATION
By:	/s/ C. Jedson Nau
C. Jedson Nau, Senior Vice President

CUSIP No.-011589 10 8	Page 11 of 13 Pages

Attachment A

The Trustee and Advisory Board Members of
Caroline Hunt Trust Estate (“CHTE”) and the Directors and
Executive Officers of Certain CHTE Subsidiaries

	Present Business	Present Principal	Amount of
Name and Position	Address	Occupation	Securities (1)	Date Acquired	Price Per Share	Type of Transaction	Pledged
Schuyler B. Marshall*, President of Rosewood and director and executive officer of Financial and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	President of Rosewood	28,000	02/14/01	$17.00 (2)	Director options (3) (2)	No for all.
			9,500 (8)	02/14/01	(2)
			500	02/14/01	(2)	(2) as trustee
			5,714	02/28/01	$10.50	Director options
			3,670	02/27/02	$3.52	Director options
			13,375	04/29/02	$4.99	Director options
			23,421	01/06/03	$0.57	Director options
			3,000	03/04/03	(4)	(4) as trustee
			76,818	03/31/03	$0.36	Director options
			15,000	06/30/03	$1.53
			13,000	06/30/03	$1.53	Director options
			6,000	09/30/03	$3.75	Director options
			6,000	12/31/03	$4.01
			15,250	12/31/03	$4.01	Director options
			1,000	03/31/04	$5.84
			5,795	03/31/04	$5.84	Director options
			1,000	06/30/04	$7.35
			4,554	06/30/04	$7.35	Director options
			1,000	09/30/04	$7.64
			4,040	09/30/04	$7.64	Director options
			1,000	12/31/04	$12.47
			3,878	12/31/04	$12.47	Director options
			6,000	01/03/05	$12.35

Attachment A

CUSIP No.-011589 10 8	Page 12 of 13 Pages

	Present Business	Present Principal	Amount of
Name and Position	Address	Occupation	Securities (1)	Date Acquired	Price Per Share	Type of Transaction	Pledged
Susan L. Fish,* Senior vice president and chief financial officer of Rosewood and director and executive officer of Financial	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Senior vice president and chief financial officer of Rosewood	3,183	02/14/01	(2)	(2)	No
C. Jedson Nau, Senior vice president and general counsel of Rosewood and executive officer of Financial and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Senior vice president and general counsel of Rosewood	4,000	02/14/01	(2)	(2)	No
Stephen H. Sands,* Director of Rosewood and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	4,500	02/14/01	(2)	(2) as trustee	No
Laurie Sands Harrison Director of Rosewood and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	75,231 4,500	02/14/01 02/14/01	(2) (2)	(2) (2) as trustee	No for all.
David K. Sands, * Director of Rosewood and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	47,731 (9) 1,500 1,500 1,500	02/14/01 02/14/01 04/21/03 04/23/03	(2) (2) (6) (6)	(2) (2) as trustee (6) as trustee (6) as trustee	No for all.
Patrick B. Sands, Director of Rosewood and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	44,279 3,000 1,500	02/14/01 02/14/01 10/08/03	(2) (2) (7)	(2) (2) as trustee (7) as trustee	No for all.
John M. Dziminski, Senior vice president of Rosewood and executive officer and director of Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	President of Management	14,810 1,200 2,000 2,000 3,000	02/14/01 06/13/02 06/14/02 06/19/02 12/02/03	(2) $1.45 $1.32 $1.32 $3.60	(2) open market open market open market open market	No for all.
Tom Hunt, member of the advisory board of CHTE	5000 Thanksgiving Tower, Dallas, Texas 75201	Chairman of the board and director of Hunt Petroleum Corporation and the management of personal and family interests	(5)	(5)	(5)	(5)	No
Charles P. Summerall, member of the advisory board of CHTE	16475 Dallas Parkway, Dallas, Texas 75252	Management of personal and family interests	(5)	(5)	(5)	(5)	No

Attachment A

CUSIP No.-011589 10 8	Page 13 of 13 Pages

	Present Business	Present Principal	Amount of
Name and Position	Address	Occupation	Securities (1)	Date Acquired	Price Per Share	Type of Transaction	Pledged
Don W. Crisp,* Trustee of CHTE, member of the advisory board of CHTE, Chairman of the Board of Rosewood and director of Financial and Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Chairman of the Board of Rosewood	23,429 5,000	02/14/01 06/14/02	(2) $1.11	(2) open market	No for all.
Ken D. Mindell, executive officer of Management	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Senior vice president of Management	8,000	02/14/01	(2)	(2)	No

(1)	Each of the share amounts listed below represent less than 1% of the outstanding shares of Common Stock. Each person listed below has the sole voting power of the shares identified for such person.

(2)	Acquired as Merger Shares.

(3)	Received as a result of the merger of Old Alamosa and Alamosa in exchange for an employee stock option to acquire 28,000 shares of Old Alamosa for $17.00 per share.

(4)	Mr. Marshall became successor trustee for trusts for the benefit of two children of David Sands due to the death of the prior trustee; Mr. Marshall disclaims beneficial ownership of such shares and has no pecuniary interest in such trusts.

(5)	These persons directly own no shares of Common Stock.

(6)	Mr. Sands became successor trustee for trusts for the benefit of two children of Bunker Sands due to the death of the prior trustee.

(7)	Mr. Sands became successor trustee for a trust for the benefit of a minor child of Laurie Harrison due to the death of the prior trustee.

(8)	Pursuant to a disposition plan pursuant to Rule 10b5-1(c), Mr. Schuyler Marshall sold (i) 10,000 shares on November 8, 2004 at a price per share of $10.97, (ii) 5,000 shares on November 22, 2004 at a price per share of $11.97, (iii) 5,000 shares on December 2, 2004 at a price per share of $12.00, (iv) 5,000 shares on December 27, 2004 at a price per share of $12.00, (v) 5,370 shares on December 27, 2004 at a price per share of $11.7738, and (vi) 19,630 shares on December 29, 2004 at a price per share of $12.2509.

(9)	Pursuant to a disposition plan pursuant to Rule 10b5-1(c), Mr. David Sands sold (i) 6,000 shares on November 8, 2004 at a price per share of $10.98, (ii) 3,000 shares on December 27, 2004 at a price per share of $12.06, and (iii) 2,000 shares on December 27, 2004 at a price per share of $12.0585.

*Designates a person who has adopted a disposition plan pursuant to Rule 10b5-1(c).

Attachment A